Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Pre-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-164013) and related Prospectus of Thomas Properties Group, Inc. for the registration of 2,815,050 shares of its common stock and to the incorporation by reference therein of our reports dated March 9, 2012, with respect to the consolidated financial statements and schedule of Thomas Properties Group, Inc. and consolidated financial statements of TPG/CalSTRS, LLC, and the effectiveness of internal control over financial reporting of Thomas Properties Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Los Angeles, California
June 15, 2012